UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CE FRANKLIN LTD.

(Name of Issuer)

common stock, no par value per share

(Title of Class of Securities)

125151100

(CUSIP Number)

Michael T. McGuinty Schlumberger Limited 5599 San Felipe, 17th floor Houston, Texas 77056 (713) 375-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

‘Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 125151100	Page 2 of 14

1.	Names of Reporting Persons. SCHLUMBERGER N.V. (SCHLUMBERGER LIMITED)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Curaçao
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,729,582
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,729,582
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,729,582[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%[2]
14.	Type of Reporting Person (See Instructions) HC, OO

[1]	Such shares are held by Wilson Distribution Holdings, LLC, an indirect wholly-owned subsidiary of the reporting person.
[2]	Based upon the number of shares of common stock outstanding as reflected in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2011.

CUSIP No. 125151100	Page 3 of 14

1.	Names of Reporting Persons. SMITH INTERNATIONAL, INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,729,582
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,729,582
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,729,582[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%[4]
14.	Type of Reporting Person (See Instructions) HC, OO

[3]	Such shares are held by Wilson Distribution Holdings, LLC, an indirect wholly-owned subsidiary of the reporting person.
[4]	Based upon the number of shares of common stock outstanding as reflected in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2011.

CUSIP No. 125151100	Page 4 of 14

1.	Names of Reporting Persons. WILSON DISTRIBUTION HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,729,582
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,729,582
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,729,582
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%[5]
14.	Type of Reporting Person (See Instructions) HC, OO

[5]	Based upon the number of shares of common stock outstanding as reflected in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2011.

Note: This Schedule 13D represents Amendment No. 5 (the “Amendment”) to a Statement on Schedule 13D dated May 28, 1999, as amended by Amendment No. 1 dated June 12, 2001, as amended by Amendment No. 2 dated July 31, 2001, as amended by Amendment No. 3 dated August 9, 2002 filed by Smith International, Inc., as amended by Amendment No. 4 filed by Schlumberger N.V. (Schlumberger Limited). Any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On May 30, 2012, Wilson Distribution Holdings, LLC (“Wilson”) entered into a support agreement (the “Support Agreement”) with NOCL Holding B.V. (the “Purchaser”) and Dreco Energy Services ULC (the “Guarantor”) pursuant to which Wilson agreed to vote all of the 9,729,582 shares of common stock, no par value per share, of CE Franklin Ltd. (the “Issuer” and the Issuer’s common stock, the “CE Franklin Common Stock”) held by Wilson in favor of a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”) at the meeting of the shareholders of the Issuer to be called to consider the Arrangement. The Arrangement provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding shares of CE Franklin Common Stock for cash consideration of Cdn.$12.75 for each share of CE Franklin Common Stock.

The Support Agreement will terminate if, among other things, the arrangement agreement dated May 30, 2012 between the Issuer, the Purchaser, NOV Distribution Services ULC and the Guarantor providing for the Arrangement is terminated in accordance with its terms or if the board of directors of the Issuer withdraws, amends, modifies or qualifies, in a manner adverse to Purchaser, its recommendation that shareholders of the Issuer vote in favour of the Arrangement in a manner adverse to the Purchaser.

The description of the Support Agreement in this Amendment is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed herewith as Exhibit 99.1 and is hereby incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

The information set forth in Item 4 above is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Name

99.1	Support Agreement dated May 30, 2012 between Wilson Distribution Holdings, LLC, NOCL Holding B.V. and Dreco Energy Services ULC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2012

Schlumberger N.V. (Schlumberger Limited)

By:	/s/ Saul R. Laureles
Name: Saul R. Laureles
Title: Assistant Secretary and Senior Counsel

Smith International, Inc.

By:	/s/ Stephen Orr
Name: Stephen Orr
Title: President

Wilson Distribution Holdings, LLC

By:	/s/ Michael T. McGuinty
Name: Michael T. McGuinty
Title: Manager

Exhibit

EXHIBIT INDEX

Exhibit No.	Exhibit Name

99.1	Support Agreement dated May 30, 2012 between Wilson Distribution Holdings, LLC, NOCL Holding B.V. and Dreco Energy Services ULC.